UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

(Amendment No. 1)

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2026

Commission File Number: 001-40614

INTERCURE LTD.

(Translation of registrant’s name into English)

85 Medinat ha-Yehudim Street

Herzliya, 4676670, Israel

Tel: +972 77 460 5012

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

This Amendment No. 1 on Form 6-K/A (this “Amendment”) amends the Report on Form 6-K of InterCure Ltd. (the “Company”) filed with the Securities and Exchange Commission on July 22, 2026 (the “Original Form 6-K”). The sole purpose of this Amendment is to correct the date of the Extraordinary General Meeting of Shareholders (the “Meeting”) from August 12, 2026 to August 11, 2026. This correction is hereby made on the grounds that, pursuant to the applicable laws of the State of Israel governing the minimum advance notice period required for the convening of an extraordinary general meeting of shareholders of an Israeli public company, the 21-day notice period commencing on the July 22, 2026 notice date expires on August 11, 2026, and not on August 12, 2026. Accordingly, the date of the Meeting is being corrected. All other details relating to the Meeting, including its time (4:00 p.m., Israel time), location, and all other information set forth in the Original Form 6-K, shall remain unchanged. This Amendment does not otherwise amend, modify, or update the disclosures contained in the Original Form 6-K..

On July 22, 2026, InterCure Ltd. (the “Company”) announced that it will hold an Extraordinary General Meeting of Shareholders (the “Meeting”) on August 12, 2026 at 4:00 p.m. (Israel time), at the offices of the Company’s attorneys, Amit, Pollak, Matalon, at APM House, 18 Raoul Wallenberg St., Building D, 6th floor, Ramat Hachayal, Tel Aviv, Israel. In connection with the Meeting, the Company furnishes the following documents:

1.	A copy of the Notice and Proxy Statement with respect to the Company’s Meeting describing the proposal to be voted upon at the Meeting, the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting, attached hereto as Exhibit 99.1; and

2.	A form of Proxy Card whereby holders of ordinary shares of the Company may vote at the Meeting without attending in person, attached hereto as Exhibit 99.2.

Exhibit Index

Exhibit No.	Description

99.1	Notice and Proxy Statement with respect to the Company’s Extraordinary General Meeting of Shareholders

99.2	Proxy Card for holders of ordinary shares with respect to the Company’s Extraordinary General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCURE LTD.

Date: July 27, 2026	/s/ Amos Cohen
Amos Cohen
Chief Financial Officer